

# THE BANK OF NEW YORK MELLON

The Bank of New York Mellon Trust Company, N.A.          2 N. LaSalle Street
                                                        Chicago, Il 60602


                                                        November 17, 2010


To The Holders of
Government Trust Certificates
Zero Coupon Class 1-D


In accordance with Section 4.1 of the Declaration of Trust ("Trust"), The Bank
of New York Mellon Trust Company, N.A.(formerly J.P. Morgan Trust Company,
N.A.), as Trustee and not in its individual capacity ("Trustee"), hereby
provides the holders of the above-mentioned certificates this Semi-annual
Report relating to the November 15, 2010 Certificate Payment Date.

Any capitalized terms used herein shall have the meaning assigned to them in
the Trust.

1.    The aggregate dollar amount distributed to holders of Class 1-D
      Certificates:  $56,977,695.31

2.    The Principal Balance of the Class 1-D Note after the November 3, 2010
      Note Payment Date:  $150,007,000.00

3.    The Deficient amount of the Note Payment:  $-0-

Neither a delinquency in payment under any of the Notes nor an Event of Default
has occurred and is continuing.

I, Lawrence M. Kusch, a Responsible Officer of the Trustee, to the best of my
knowledge and belief, certify that this Semi-annual Report is complete and
accurate.   If you have any questions regarding this notice please contact our
Bondholder Relations customer service group directly at their **new number**
(800)254-2826 for further assistance.

                                     Lawrence M. Kusch
                                     VP, Relationship Manager

                                     For The Bank of New York Mellon Trust
                                     Company, N.A. (formerly J.P. Morgan Trust
                                     Company, N.A.), as Trustee and not in its
                                     individual capacity.

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